SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 4122, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Actimize Gathers Financial Services Leadership to Share Insights on Financial Crime, Risk and Compliance Strategies at 8th Annual Global Client Forum, Dated October 10, 2012

99.2	Press Release: NICE Launches the Industry’s First Mobile Workforce Optimization Suite, Dated October 11, 2012

99.3	Press Release: NICE Actimize Solutions Implemented by MetaBank to Support Financial Crime Risk StrategyBy Providing a 360-Degree View of Enterprise Risk, Dated October 17, 2012

99.4	Press Release: NICE Leads Interactive Session on Cross-Channel Management in the Contact Center at Customer Contact 2012 West, Dated October 18, 2012

99.5	Press Release: NICE to Expand Enterprises’ Capability to Take Advantage of Big Data Created by Customer Interactions, Dated October 18, 2012

99.6	Press Release: NICE to Present Latest Trends in Real-Time Customer Interaction Management for Optimal Business Outcome at an Executive Power Lunch Series, Dated October 24, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel
Dated: November 7, 2012

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Actimize Gathers Financial Services Leadership to Share Insights on Financial Crime, Risk and Compliance Strategies at 8th Annual Global Client Forum, Dated October 10, 2012

99.2	Press Release: NICE Launches the Industry’s First Mobile Workforce Optimization Suite, Dated October 11, 2012

99.3	Press Release: NICE Actimize Solutions Implemented by MetaBank to Support Financial Crime Risk StrategyBy Providing a 360-Degree View of Enterprise Risk, Dated October 17, 2012

99.4	Press Release: NICE Leads Interactive Session on Cross-Channel Management in the Contact Center at Customer Contact 2012 West, Dated October 18, 2012

99.5	Press Release: NICE to Expand Enterprises’ Capability to Take Advantage of Big Data Created by Customer Interactions, Dated October 18, 2012

99.6	Press Release: NICE to Present Latest Trends in Real-Time Customer Interaction Management for Optimal Business Outcome at an Executive Power Lunch Series, Dated October 24, 2012